Exhibit 99.1

Lufax Regains Compliance with NYSE Continued Listing Standard

SHANGHAI, May 6, 2026 /PRNewswire/ — Lufax Holding Ltd (“Lufax” or the “Company”) (NYSE: LU and HKEX: 6623), a leading financial services enabler for small business owners in China, today announced that it has regained compliance with the New York Stock Exchange (“NYSE”) continued listing standards following the filing of its Form 6-K with the semi-annual financials for the six-month period ended June 30, 2025 with the U.S. Securities and Exchange Commission (“SEC”).

The Company received a letter from the NYSE dated April 30, 2026, confirming that the Company had become current with its periodic SEC filings and compliant with Section 802.01E of the NYSE Listed Company Manual. As a result, the Company will be removed from the NYSE’s late filers’ list and the “LF” (late filer) indicator associated with the Company’s securities will be removed from NYSE systems.

As previously disclosed, the Company experienced a delay in filing its annual report on Form 20-F for the fiscal year ended December 31, 2024 (the “2024 20-F”) due to a change in the Company’s auditors. The Company appointed Ernst & Young and Ernst & Young Hua Ming LLP as its new auditors in 2025 and received an extension from the NYSE through April 30, 2026 to file the 2024 20-F.

The Company filed its 2024 20-F with the SEC on February 17, 2026, within the extension period granted by the NYSE. Subsequently, on April 30, 2026, the Company filed its Form 6-K with semi-annual financials for the six-month period ended June 30, 2025, bringing it current with its periodic SEC filings and achieving compliance with Section 802.01E of the NYSE Listed Company Manual.

About Lufax

Lufax is a leading financial services enabler for small business owners in China. Lufax offers financing products designed to address the needs of small business owners and others. In doing so, Lufax has established relationships with 87 financial institutions in China as funding partners, many of which have worked with Lufax for over three years.

Investor Relations Contact

Lufax Holding Ltd

Email: Investor_Relations@lu.com

ICR, LLC

Robin Yang

Tel: +1 (646) 308-0546

Email: lufax.ir@icrinc.com

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